March 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Sonia Barros
Tom Kluck
Kasey Robinson

Re:	Gartner, Inc.
Registration Statement on Form S-4 (File No. 333-215896)

Acceleration Request

Requested Date: March 7, 2017

Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Gartner, Inc. (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-4 (as amended, the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes each of Bradley L. Finkelstein, Michael C. Labriola and Chelsea C. Jenrette of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, to make such request on its behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

March 6, 2017

•	the Company may not assert comments that it has received from the Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Bradley L. Finkelstein or Michael C. Labriola, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (415) 947-2000 or (202) 973-8823, respectively.

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Securities and Exchange Commission

March 6, 2017

Please direct any questions or comments regarding this acceleration request to Bradley L. Finkelstein or Michael C. Labriola at (415) 947-2000 or (202) 973-8823, respectively.

Very truly yours, GARTNER, INC.

/s/ Daniel S. Peale
Daniel S. Peale SVP, General Counsel and Corporate Secretary

cc:	Bradley L. Finkelstein, Esq.

Michael C. Labriola, Esq.

Chelsea C. Jenrette, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation